December 19, 2006

Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re: Anheuser-Busch Companies, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 9, 2006
File No. 1-7823

Dear Mr. Moran:

Thank you for your letter dated December 7, 2006 to Mr. W. Randolph Baker relative to the SEC’s comments on Anheuser-Busch’s Form 10-K for the year ended December 31, 2005. I am responding to your letter as Anheuser-Busch’s Vice President - Controller and Chief Accounting Officer. Anheuser-Busch appreciates the need for full and fair disclosure to investors and welcomes suggestions for enhancing the overall disclosures contained in its periodic filings with the SEC.

Attached are Anheuser-Busch’s responses to each of your specific comments. For ease in your review process, we have included your specific comment prior to each of our responses. Thank you for your consideration of our responses and observations to your comments. We hope our responses have been complete and answer your questions. If you have any further questions or if you need any additional information, or if you wish to discuss this letter in greater detail, please contact me at (314) 577-3235.

Sincerely,
John F. Kelly
Vice President-Controller
and Chief Accounting Officer

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

Anheuser-Busch Responses

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005

General

Comment 1
Please be advised that the page numbers listed below correspond to your 2005 Annual Report.

Response
No response required.

Management’s Discussion and Analysis of Operations and Financial Conditions, page 26

Comment 2
You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that cost of sales increased $597 million in 2005 and was attributable to higher aluminum and other packaging materials expense and increased energy costs for domestic beer; incremental production costs for international beer associated with higher beer volume and the time of the Harbin acquisition and higher park operating expenses in your entertainment operations. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response
As noted in your comment, the company’s total cost of sales increased $597 million, or 6.6% in 2005. In our opinion, none of the various factors causing the collective change in cost of sales is individually material. In our circumstance where several immaterial factors comprise the whole change, Anheuser-Busch believes that the types of costs incurred by the company and the related trends are more relevant to investors, especially for within-industry comparisons, than nominal dollar value of changes which can lose context when the underlying absolute values are unknown. However, the company understands the qualitative information it provides could be enhanced by discussing factors in order of importance, effectively weighting the factors.

Anheuser-Busch also believes that its cost structure and cost containment processes, including both internal initiatives and working with suppliers, provide significant competitive advantages. The company therefore carefully considers the appropriateness of quantitative disclosures regarding the individually immaterial components of its costs if such information could potentially be used by competitors and suppliers to the ultimate detriment of the company.

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

In future filings, in addition to providing enhanced qualitative disclosures of immaterial factors, Anheuser-Busch will continue to disclose the impact of all individually material cost factors and will consider quantifying immaterial factors if such disclosure does not compromise a competitive advantage.

Net Income and Diluted Earnings Per Share, page 32

Comment 3
We note your use of non-GAAP financial measures. When you use such measures you must provide additional disclosure such as:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response
The company uses non-GAAP financial measures solely to enhance disclosure to investors by providing data on a comparable basis year-over-year. The company’s non-GAAP measures are always focused on specific “with and without” calculations for one-time transactions (vs. ongoing activities) and provide investors with information on the same basis management uses to evaluate the company’s operations.

Enabling comparability eliminates potential distortion of Anheuser-Busch’s underlying performance trends, both favorable and unfavorable, and the company has historically cited this reason for providing non-GAAP information. Items included or excluded for comparison purposes are limited to infrequent/unusual transactions and the company never provides non-GAAP information that excludes normal and recurring items. In this spirit, the company provided the following preamble to its discussion of operating results on page 26 of its 2005 annual report, which it believes addresses the substance of the guidance in FAQ No. 8:

Comparisons of key operating results for the last three years are summarized in the following tables. Results shown below include the impact of one-time items in both 2005 and 2004 that make direct comparisons between those years, and also between 2004 and 2003, difficult. The one-time items in 2005 are the settlement of litigation involving a domestic beer wholesaler, settlement of certain tax matters in Chile related to the sale of the company’s investment in Compañía Cervecerías Unidas S.A. (CCU), income tax reform legislation in the state of Ohio and a gain on

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

the sale of the company’s interest in the Port Aventura theme park in Spain. In 2004 the company recorded one-time gains related to the sale of commodity hedges and the sale of the company’s equity investment in CCU, plus a deferred income tax benefit related to the company’s Grupo Modelo equity investment from a reduction in Mexican corporate income tax rates. Excluding these one-time items, which the company believes better illustrates underlying 2005 and 2004 results, diluted earnings per share decreased 11% in 2005 versus 2004, and increased 10.1% in 2004 versus 2003. See complete discussion and quantitative analysis on pages 30 through 32.

In future filings, Anheuser-Busch will expand its explanation of non-GAAP measures as necessary, to provide even more clarity.

Consolidated Balance Sheet, page 42

Comment 4
Disclose the allowance for doubtful accounts. See Regulation S-X Rule 5-02.4.

Response
Rule 5-02.4 requires disclosure of the allowance for doubtful accounts on the balance sheet or in the notes to the financial statements. Anheuser-Busch provides the balance in the allowance for doubtful accounts in Note 3 - Derivatives and Other Financial Instruments (page 52 of the 2005 annual report), as follows:

Nonderivative Financial Instruments
Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable and long-term debt. Accounts receivable include allowances for doubtful accounts of $15.3 million and $12.5 million, at December 31, 2005 and 2004, respectively.

In addition to this disclosure the company provides an analysis of changes in the allowance for doubtful accounts on page F-2 of the company’s Form 10-K. We believe these disclosures comply with Rule 5-02.4.

Consolidated Statement of Changes in Shareholders Equity, page 44

Comment 5
Please revise your future disclosure to include reclassification adjustments for each classification of other comprehensive income (other than minimum pension liability adjustments) on the face of the changes in stockholders equity statement or in the notes to the financial statements. See paragraph 20 of SFAS no. 130.

Response
Currently, the only reclassifications for Anheuser-Busch from Accumulated Other Comprehensive Income into Net Income for any period are for deferred hedging gains and losses. The company has always disclosed these reclassification amounts as part of its derivatives disclosures in Note 3 - Derivatives and Other Financial Instruments, believing

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

this provided better context including discussion of the interplay between hedging results and changes in prices of the underlying hedged items.

Following is the disclosure provided in Note 3 (page 51 in the 2005 annual report).

The table below shows derivatives gains and losses deferred in nonowner changes in shareholders equity as of December 31, 2005, 2004 and 2003 (in millions). The amounts shown for 2004 and 2003 were subsequently recognized in earnings as the hedged transactions took place, mostly in the next year. The gains and losses deferred as of December 31, 2005 are generally expected to be recognized in 2006 as the underlying transactions occur. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because some of the company’s derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations. Included in the figures below are deferred option premium costs of $4.4 million, $6.5 million and $26.2 million at the end of 2005, 2004, and 2003, respectively.

	2005	2004	2003
Deferred gains	$2.6	$2.8	$86.0
Deferred losses	(6.4)	(4.9)	(26.2)
Net Deferred Gains/(Losses)	$(3.8)	$2.1	$59.8

Prospectively, Anheuser-Busch will add a cross reference to this disclosure in its footnote disclosure of nonowner changes in shareholders equity.

Note 1. Summary of Significant Accounting Policies, page 46

Delivery Costs, page 46

Comment 6
Please quantify in future filings the amount of delivery costs incurred that are not included in cost of sales as required by EITF Issue no. 00-10.

Response
Delivery costs for Anheuser-Busch related to company-owned beer wholesale operations, which are classified in marketing, distribution and administrative expenses due to the substantial retail customer service provided by marketing employees in addition to the mere physical beer delivery, totaled $277 million in 2005 and $267 million in 2004.

The company will include the appropriate amounts in its future filings.

Stock Based Compensation, page 47

Comment 7
It appears that you are recognizing 60% of the nonforfeitable stock option expense in the fourth quarter of each year. In this regard, please explain the terms of the equity awards, for example the vesting features, and the requisite service period. Help us understand how your

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

expense recognition policy is compliant with SFAS no. 123R. Lastly, explain how you account for retirement eligible employees who have been granted equity awards.

Response
All of the company’s stock options ratably vest over the three year period of service, commencing immediately following grant of the award. There are no performance-based vesting requirements associated with stock options. The company’s stock option plans provide for immediate vesting of all unvested options whenever an employee voluntarily leaves the company and has (1) completed at least 20 years of service or (2) is at least aged 60. For employees meeting these criteria the accelerated vesting policy renders the requisite three year service condition “nonsubstantive” in accordance with FAS No. 123R, paragraphs A55 through A58.

Due to the nonsubstantive service condition, these stock options are considered nonforfeitable. The option grant date is the deemed effective service completion date and the company therefore fully expenses all options granted to individuals meeting either criterion as of the grant date. The company also identifies stock options granted to employees who do not yet, but will meet the separation-based vesting criteria prior to the end of the three year vesting cycle and recognizes expense over the substantive vesting period for that group of options. Stock options granted to employees not meeting the separation-based vesting criteria are expensed ratably over the three year option vesting period. As disclosed in the 2005 annual report, due to the requirement to expense nonforfeitable options as of the grant date, the company recognizes approximately 60% of its annual stock option expense in the fourth quarter each year, when stock options are granted.

The company will expand its 2006 stock compensation disclosures to further clarify the impact of vesting features and requisite service periods on the annual expense recognition pattern.

Valuation of Securities, page 49

Comment 8
Please provide to us a listing of your investments accounted for under SFAS No. 115. In this regard, we did not see any relevant disclosure which is required by Statement No. 115 in your annual report.

Response
Investments accounted for under FAS 115 are common stock of Kirin Brewing Company, Ltd. of Japan and prior to May 2005 common stock and convertible debt of Tsingtao Brewery Company, Ltd. of China. The investment in Kirin is small and not material for disclosure, having a fair value generally less than $5 million.

Tsingtao is the company’s strategic partner in China. Anheuser-Busch and Tsingtao announced their strategic alliance in early 2003 and during the transitional period from striking an alliance in 2003 through finalizing the company’s current level of investment in 2005, the company’s investment was primarily in the form of convertible debt, which as noted was accounted for under FAS 115. As a result of the debt conversion in April 2005,

Anheuser-Busch Companies, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-7823

the company currently owns a 27% economic stake in Tsingtao and accounts for the investment on the equity basis. Prior to the debt conversion, Anheuser-Busch held a 9.9% stake in Tsingtao. Beginning with the formation of its alliance with Tsingtao in 2003, Anheuser-Busch has provided disclosures related to its investment in Tsingtao in Note 2 -- International Equity Investments (on page 50 of the 2005 Annual Report).

Prospectively, the company will provide additional disclosure for FAS 115 holding gains or losses and cross reference to other disclosures as appropriate.

Form 10-K/A filed May 26, 2006

General

Comment 9
You have filed financial statements for Grupo Modelo for only 2 years. It appears that you are required to provide financial information for all three years. However, if the year ended December 31, 2003 is not significant under Regulation S-X Rule 3-09, this period may be unaudited. Please revise your filing accordingly.

Response
The company’s affiliate, Grupo Modelo S.A. de C.V. (Modelo), exceeded the Rule 1-02 test of materiality at the 20% level for the first time in 2005. Accordingly, the company included in its Form 10-K for 2005 a complete set of Mexican-GAAP-based Modelo financial statements audited under U.S. GAAS. As appropriate under Mexican GAAP, the Modelo financial statements contained 2005 and comparative 2004 information which Anheuser-Busch believes provided adequate support for evaluating the company’s 2005 results (when Modelo was initially material at the 20% threshold).

For both 2004 and 2003, years in which Modelo exceeded the 10% level of materiality but did not rise to the 20% level, the company continued to provide in the 2005 annual report SEC Summary Financial Information, included in Note 2 - International Equity Investments (page 50).

Anheuser-Busch projects that Modelo will be material to the company in excess of the 20% level in 2006 and will therefore again file Modelo financial statements as part of the company’s Form 10-K. With this next filing, Anheuser-Busch will have provided investors three full years of comparative Modelo financial statements.

* * * * *

Pursuant to your request, Anheuser-Busch hereby acknowledges that:

–  It is responsible for the adequacy and accuracy of the disclosure in the filing.
–  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
–  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
 United States.